        [______ __, 20__]

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Partners Group Private Equity, LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased units in the Fund based on the unaudited value of the Fund as of December 31, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2012.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 977-9790.

Sincerely,

Partners Group Private Equity, LLC
Enclosure